Speaker 1:   We are Fair Isle Brewing, a brewery starting up in Seattle focused entirely on farmhouse beers. But the question always comes up, what exactly is farmhouse beer? A typical beer like a lager or an IPA is made with a single lab-isolated strain of yeast.

Speaker 1:   Our beers, on the other hand, use a mixed culture of wild and domesticated yeast and bacteria, similar to a sourdough bread starter. Every organism in the culture contributes its own unique flavors and aromas. Because they're all in there working together like a symphony, you end up with a much more complex and interesting beer with a huge amount of depth.

Speaker 1:   We've spent the last three years developing recipes and fine-tuning techniques on our pilot brewing system. At the new brewery, we'll take all that we've learned and proven on our small one barrel system and punch it up to 30 barrels while also adding a coolship for spontaneously fermented beers as well as other fermentation vessels, such as ceramic vessels, fuders, and barrels.

Speaker 2:   Everything we do at Fair Isle comes back to two things, making beers that reflect the Northwest and providing an experience in our tasting room that you can't find anywhere else in Seattle. It's really easy to focus on the beer and just see the space as an afterthought, but we are putting just as much time and care into our design as we do in our beer.

Speaker 2:   We'll have an outdoor beer garden. We'll be hosting new experiences, like a monthly beer pairing dinners with guest chefs. Our plan is to provide an experience greater than drinking beer, and good design is part of that. Our philosophy revolves around creating beers that are of a moment and of a place.

Speaker 2:   We are leveraging everything that is available to us in the Pacific Northwest, the ambient yeast, the local fruits, grains, and seasonal changes, and then pulling all of that together to create a beer that truly shows our intent and reflects our local neck of the woods.

Speaker 1:   We've signed our lease, and our equipment is on the way. We'll be opening next summer with half a dozen farmhouse beers and many more exciting beers and events to follow. We hope you'll invest in the growth of farmhouse beer in the Pacific Northwest and become a part of Fair Isle.